UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2005

Commission File Number 000-51505

PHARMAXIS LTD

(Translation of registrant’s name into English)

Unit 2, 10 Rodborough Road

Frenchs Forest

NSW 2086

Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐    No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FORM 604

Corporations Act 2001

Section 671B

NOTICE OF CHANGE OF INTERESTS OF SUBSTANTIAL HOLDER

To:	Company Name/Scheme	Pharmaxis Ltd

	ACN/ARSN	082 811 630

1.	Details of Substantial Holder(1)

Name	Acorn Capital Limited

ACN/ARSN (if applicable)	082 694 531

There was a change in the interests of the substantial holder on	17-1111-05

The previous notice was given to the company on	13-09-04

The previous notice was dated	13-09-04

2.	Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of Securities (4)	Previous notice		Present Notice
	Person’s votes	Voting power (5)	Person’s votes	Voting power (5)
Ordinary	7,817,359	7.22%	9,750,932	5.59	% *

*	Increase in shares on issue.

3.	Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of Change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person’s votes affected
1-10-04	Acorn Capital	Purchase	$1,450,334.10	1,933,573	1,933,573

4.	Present relevant interests

Particulars of each relevant interests of the substantial holder in voting securities after the change are as follows:

Holder of Relevant Interest	Registered Holder of Securities	Person Entitled to be Registered as Holder (8)	Nature of relevant interest (6)	Class and Number of Securities	Person’s Votes
Queensland Investment Corporation	Queensland Investment Corporation			267,547	267,547

Military Superannuation & Benefits Board	National Nominees			348,066	348,066

Catholic Superannuation Fund	National Nominees			424,620	424,620

Sunsuper Fund	National Nominees			475,379	475,379

Queensland Local Government Superannuation	JP Morgan Chase Nominees			656,260	656,260

Health Super	JP Morgan Chase Nominees			800,002	800,002

Qantas Superannuation	National Nominees			1,105,333	1,105,333

Commonwealth Bank Officers’ Superannuation Fund	Citicorp Nominees			1,241,624	1,241,624

UniSuper	National Nominees			2,138,559	2,138,559

Acorn Capital Microcap Trust	National Nominees			2,293,542	2,293,542

5.	Changes in Associates

The persons who have become associates (2) of, ceased to be associates, or have change the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Name of Association

6.	Addresses

The addresses of persons named in this form are as follows:

Name	Address

Queensland Investment Corporation	C/O Acorn Capital Limited, Level 12, 90 Collins Street, Melbourne Victoria 3000

Military Superannuation & Benefits Board	C/O Acorn Capital Limited, Level 12, 90 Collins Street, Melbourne Victoria 3000

Catholic Superannuation Fund	C/O Acorn Capital Limited, Level 12, 90 Collins Street, Melbourne Victoria 3000

Sunsuper Fund	C/O Acorn Capital Limited, Level 12, 90 Collins Street, Melbourne Victoria 3000

Queensland Local Government Superannuation	C/O Acorn Capital Limited, Level 12, 90 Collins Street, Melbourne Victoria 3000

Health Super	C/O Acorn Capital Limited, Level 12, 90 Collins Street, Melbourne Victoria 3000

Qantas Superannuation	C/O Acorn Capital Limited, Level 12, 90 Collins Street, Melbourne Victoria 3000

Commonwealth Bank Officers’ Superannuation Fund	C/O Acorn Capital Limited, Level 12, 90 Collins Street, Melbourne Victoria 3000

UniSuper	C/O Acorn Capital Limited, Level 12, 90 Collins Street, Melbourne Victoria 3000

Acorn Capital Microcap Trust	C/O Acorn Capital Limited, Level 12, 90 Collins Street, Melbourne Victoria 3000

Signature

Print Name DOUGLAS LOH	Capacity Portfolio Manager

Sign Here	Date 21-11-05

November 23, 2005

Mr. David McGarvey

Company Secretary

Pharmaxis Limited

Unit 2, 10 Rodborough Road

FRENCHS FORREST NSW 2086

Dear Sir

Notice of change in substantial holding

We enclose ASIC Form 604 in accordance with section 671B of the Corporations Act 2001 (6th). The change in voting power of Patch International Inc. has occurred as a result of the issue of shares by Pharmaxis Ltd. in accordance with an employee share option plan and share purchase plan and the issue of shares to institutional investors by way of private placement and by way of a public issue of shares.

This form has been given to Australian Stock Exchange Limited.

Yours Sincerely

Winston Cabell
Director

WWW.PATCHENERGY.COM/INFO@PATCHENERGY.COM

604 page 1/2 15 July 2001

Form 604

Corporations Act 2001

Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme	Pharmaxis Ltd

ACN/ARSN	082 811 630

1.	Details of substantial holder (1)

Name	Patch International Inc.

ACN/ARSN (if applicable)	N/A

There was a change in the interests of the substantial holder on	12/11/2004 and 10/11/2005
The previous notice was given to the company on	[10/11/2003]
The previous notice was dated	[10/11/2003]

2.	Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required to give a substantial holding notice to the company or scheme, are as follows:

Class of securities	Previous notice		Present notice
	Person’s votes	Voting power	Person’s votes	Voting power (5)
Ordinary fully paid shares	11,200,000	10.4%	11,200,000	9%
Ordinary fully paid shares	11,200,000	9%	11,200,000	6.4%

3.	Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change	Consideration given in relation to change	Class and number of securities affected	Person’s votes affected
Not applicable
Not applicable

4.	Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (8)	Class and number of securities	Person’s votes
Patch International Inc.	Patch International Inc.	Patch International Inc.	registered holder	11,200,000 fully paid ordinary shares	11,200,000

604 page 2/2 13 March 2000

5.	Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (If applicable)	Nature of association

6.	Addresses

The addresses of persons named in this form are as follows:

Name	Address
Patch International Inc:	1220–666 Burrard Street, Vancouver, British Columbia V8C 2X8 Canada

Signature

print name Winston Cabell	capacity Director

sign here	date 23/11/2005

DIRECTIONS

(1)	If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly not out in paragraph 6 of the form.

(2)	See the definition of ‘associate’ in section 9 of the Corporations Act 2001.

(3)	See the definition of ‘relevant interest’ in sections 608 and 671B(7) of the Corporations Act 2001.

(4)	The voting shares of a company constitute one class unless divided into separate classes.

(5)	The person’s votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6)	Include details of:

(a)	any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevent agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b)	any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of ‘relevant agreement’ in section 9 of the Corporations Act 2001.

(7)	Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8)	If the substantial holder is unable to determine the identity of the person (eg if the relevant interest arises because of an option) write ‘unknown’.

(9)	Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

November 23, 2005

Mr. David McGarvey

Company Secretary

Pharmaxis Limited

Unit 2, 10 Rodborough Road

FRENCHS FORREST NSW 2086

Dear Sir

Notice of ceasing to be a substantial holder

We enclose ASIC Form 605 in accordance with section 671B of the Corporations Act 2001 (Cth) Patch International Inc. has ceased to be a substantial shareholder of Pharmaxis Ltd. as a result of the sale of 3,687,063 Pharmaxis Ltd. shares by Patch International Inc.

This form has been given to Australian Stock Exchange Limited.

Yours sincerely

Winston Cabell
Director

WWW.PATCHENERGY.COM/INFO@PATCHENERGY.COM

605 Page 1 of 2 15 July 2001

Form 605

Corporations Act 2001

Section 671B

Notice of ceasing to be a substantial holder

To Company Name/Scheme	Pharmaxis Ltd

ACN/ARSN	082 811 630

1.	Details of substantial holder (1)

Name	Patch International Inc.

ACN/ARSN (if applicable)

The holder ceased to be a substantial holder on	22/11/2005/ /

The previous notice was given to the company on	23/11/2005/ /

The previous notice was dated	23/11/2005/ /

2.	Changes in relevant interests

Particulars of each change in or change in, the nature of, a relevant interest (2) of the substantial holder or an associate (3) in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (4)	Consideration given in relation to change (5)	Class (6) and number of securities affected	Person’s votes affected
10/11/2005	Patch International Inc.	Disposal of shares through the ASX	A$234,931	100,000	100,000
11/11/2005	Patch International Inc.	Disposal of shares through the ASX	A$344,856	150,000	150,000
15/11/2005	Patch International Inc.	Disposal of shares through the ASX	A$809,349	347,563	347,563
16/11/2005	Patch International Inc.	Disposal of shares through the ASX	A$204,068	89,500	89,500
22/11/2005	Patch International Inc.	Disposal of shares through the ASX	A$6,501,000	3,000,000	3,000,000

3.	Changes in association

The persons who have become associates (3) of, ceased to be associates of, or have changed the nature of their association (7) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association

4.	Addresses

The addresses of persons named in this form are as follows:

Name	Address
Patch International Inc.	1220 – 666 Burrard Street, Vancouver, British Columbia V6C 2X8 Canada

605 Page 2 of 2 15 July 2001

Signature

print name Winston Cabell	capacity Director

sign here	date 23/11/2005

DIRECTIONS

(1)	If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 4 of the form.

(2)	See the definition of “relevant interest” in sections 608 and 671B(7) of the Corporations Act 2001.

(3)	See the definition of “associate” in section 9 of the Corporations Act 2001.

(4)	Include details of:

(a)	any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b)	any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of “relevant agreement” in section 9 of the Corporations Act 2001.

(5)	Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(6)	The voting shares of a company constitute one class unless divided into separate classes.

(7)	Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

Appendix 3Y

Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity         PHARMAXIS LTD

ABN    75 082 811 630

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Brett Charlton

Date of last notice	10 November 2003

Part 1 – Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Direct

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.

Date of change	17 November 2005

No. of securities held prior to change	Ordinary shares: 20,000 Options over ordinary shares: 1,600,000

Class	Unlisted options

Number acquired	105,000 options

Number disposed	Nil

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Granted under Pharmaxis Employee Option Plan for nil consideration. Value of $127,596 using a Black Scholes option pricing model as described in Note 16 to the 2005 financial statements.

No. of securities held after change	Ordinary shares: 20,000 Options over ordinary shares: 1,705,000

+	See chapter 19 for defined terms.

11/3/2002	Appendix 3Y Page 1

Appendix 3Y

Change of Director’s Interest Notice

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Grant of options under Pharmaxis Employee Option Plan as approved at the annual general meeting of the Company on 15 November 2005 and as advised to the ASX on 5 August 2005 and 17 November 2005.

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	N/A

Nature of interest

Name of registered holder (if issued securities)

Date of change

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed

Interest acquired

Interest disposed

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation

Interest after change

+	See chapter 19 for defined terms.

Appendix 3Y Page 2	11/3/2002

Appendix 3Y

Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity     PHARMAXIS LTD

ABN     75 082 811 630

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Denis Michael Hanley

Date of last notice	15 November 2005

Part 1 – Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Change in direct interest

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.

Date of change	17 November 2005

No. of securities held prior to change	Ordinary shares held directly: 566,664 Ordinary shares held indirectly: 191,333 Options over ordinary shares: 1,040,000

Class	Unlisted options

Number acquired	40,000 options

Number disposed	Nil

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Granted under Pharmaxis Employee Option Plan for nil consideration. Value of $48,608 using a Black Scholes option pricing model as described in Note 16 to the 2005 financial statements.

No. of securities held after change	Ordinary shares held directly: 566,664 Ordinary shares held indirectly: 191,333 Options over ordinary shares: 1,080,000

+	See chapter 19 for defined terms.

11/3/2002	Appendix 3Y Page 1

Appendix 3Y

Change of Director’s Interest Notice

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Grant of options under Pharmaxis Employee Option Plan as approved at the annual general meeting of the Company on 15 November 2005 and as advised to the ASX on 5 August 2005 and 17 November 2005.

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	N/A

Nature of interest

Name of registered holder (if issued securities)

Date of change

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed

Interest acquired

Interest disposed

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation

Interest after change

+	See chapter 19 for defined terms.

Appendix 3Y Page 2	11/3/2002

Appendix 3Y

Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity    PHARMAXIS LTD

ABN    75 082 811 630

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Carmel Judith Hillyard

Date of last notice	10 November 2003

Part 1 – Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Change in indirect interest

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	New investment in ordinary shares by Bionetworks Pty Ltd as trustee for the Bionetworks Superannuation Fund – in which the director has a beneficial interest

Date of change	17 November 2005

No. of securities held prior to change

Associated with 3,635,956 ordinary shares held by CIBC Australia VC Fund (Australia Venture Capital Fund LP a/c)

Associated with 11,189,044 ordinary shares held by CM Capital Investments Pty Ltd (CM Capital Venture No 3 a/c)

Class	Ordinary shares

Number acquired	6,000 ordinary shares

Number disposed	Nil

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$14,700

+	See chapter 19 for defined terms.

11/3/2002	Appendix 3Y Page 1

Appendix 3Y

Change of Director’s Interest Notice

No. of securities held after change

Associated with 3,635,956 ordinary shares held by CIBC Australia VC Fund (Australia Venture Capital Fund LP a/c)

Associated with 11,189,044 ordinary shares held by CM Capital Investments Pty Ltd (CM Capital Venture No 3 a/c)

6,000 ordinary shares held by Bionetworks Superannuation Fund – in which the director has a beneficial interest

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market purchase of ordinary shares

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	N/A

Nature of interest

Name of registered holder (if issued securities)

Date of change

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed

Interest acquired

Interest disposed

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation

Interest after change

+	See chapter 19 for defined terms.

Appendix 3Y Page 2	11/3/2002

Appendix 3Y

Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity    PHARMAXIS LTD

ABN    75 082 811 630

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Charles Peter Hunt Kiefel

Date of last notice	10 November 2003

Part 1 – Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Direct

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.

Date of change	17 November 2005

No. of securities held prior to change	Ordinary shares held directly: 200,000 Options over ordinary shares: 200,000

Class	Unlisted options

Number acquired	20,000 options

Number disposed	Nil

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Granted under Pharmaxis Employee Option Plan for nil consideration. Value of $24,304 using a Black Scholes option pricing model as described in Note 16 to the 2005 financial statements.

No. of securities held after change	Ordinary shares held indirectly: 200,000 Options over ordinary shares: 220,000

+	See chapter 19 for defined terms.

11/3/2002	Appendix 3Y Page 1

Appendix 3Y

Change of Director’s Interest Notice

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Grant of options under Pharmaxis Employee Option Plan as approved at the annual general meeting of the Company on 15 November 2005 and as advised to the ASX on 5 August 2005 and 17 November 2005.

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	N/A

Nature of interest

Name of registered holder (if issued securities)

Date of change

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed

Interest acquired

Interest disposed

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation

Interest after change

+	See chapter 19 for defined terms.

Appendix 3Y Page 2	11/3/2002

Appendix 3Y

Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity     PHARMAXIS LTD

ABN     75 082 811 630

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Malcolm John McComas

Date of last notice	17 December 2004

Part 1 – Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Change in direct interest

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.

Date of change	17 November 2005

No. of securities held prior to change	Ordinary shares held indirectly: 126,666 Options over ordinary shares: 200,000

Class	Unlisted options

Number acquired	20,000 options

Number disposed	Nil

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Granted under Pharmaxis Employee Option Plan for nil consideration. Value of $24,304 using a Black Scholes option pricing model as described in Note 16 to the 2005 financial statements.

No. of securities held after change	Ordinary shares held indirectly: 126,666 Options over ordinary shares: 220,000

+	See chapter 19 for defined terms.

11/3/2002	Appendix 3Y Page 1

Appendix 3Y

Change of Director’s Interest Notice

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Grant of options under Pharmaxis Employee Option Plan as approved at the annual general meeting of the Company on 15 November 2005 and as advised to the ASX on 5 August 2005 and 17 November 2005.

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	N/A

Nature of interest

Name of registered holder (if issued securities)

Date of change

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed

Interest acquired

Interest disposed

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation

Interest after change

+	See chapter 19 for defined terms.

Appendix 3Y Page 2	11/3/2002

Appendix 3Y

Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity     PHARMAXIS LTD

ABN     75 082 811 630

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Alan Duncan Robertson

Date of last notice	10 November 2003

Part 1 – Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Direct

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.

Date of change	17 November 2005

No. of securities held prior to change	Options over ordinary shares: 2,080,000

Class	Unlisted options

Number acquired	150,000 options

Number disposed	Nil

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Granted under Pharmaxis Employee Option Plan for nil consideration. Value of $182,280 using a Black Scholes option pricing model as described in Note 16 to the 2005 financial statements.

No. of securities held after change	Options over ordinary shares: 2,230,000

+	See chapter 19 for defined terms.

11/3/2002	Appendix 3Y Page 1

Appendix 3Y

Change of Director’s Interest Notice

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Grant of options under Pharmaxis Employee Option Plan as approved at the annual general meeting of the Company on 15 November 2005 and as advised to the ASX on 5 August 2005 and 17 November 2005.

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	N/A

Nature of interest

Name of registered holder (if issued securities)

Date of change

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed

Interest acquired

Interest disposed

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation

Interest after change

+	See chapter 19 for defined terms.

Appendix 3Y Page 2	11/3/2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHARMAXIS LTD

Date:	November 23, 2005	By:	/s/ David M. McGarvey
David M. McGarvey
Chief Financial Officer